Alston&Bird llp

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

Mitra Surrell Direct Dial: 202-239-3685 E-mail: mitra.surrell@alston.com

February 10, 2016

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn: Kimberly Browning

Re:	Northern Lights Fund Trust II (the “Trust” or “Registrant”) Preliminary Proxy Statement on Schedule 14A – PCS Commodity Strategy Fund, filed on January 22, 2016 File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on February 1, 2016, relating to the Preliminary Statement on Schedule 14A filed on January 22, 2016 regarding the PCS Commodity Strategy Fund (the “Fund”), a series of the Trust. A revised Proxy Statement reflecting these changes will be filed subsequent to this correspondence.

General Comments

Comment #1

General comment, please include standard Tandy representation language.

Response #1

We have included the language below providing that the Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement and the Definitive Proxy Statement on Schedule 14A; (ii) comments of the staff of the U.S. Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment #2

Please confirm that all missing and bracketed information, including the final advisory agreement will be provided in the final proxy materials. Please also include the date that the materials are intended to be released to shareholders, per Item 1(b) of Schedule 14A.

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Response #2

The Registrant confirms that all missing and bracketed information, including the final advisory agreement will be provided in the final proxy materials and will also include the date that the materials are intended to be released to shareholders, per Item 1(b) of Schedule 14A.

Shareholder Letter

Comment #3

The staff finds the multiple use of the term “Adviser” confusing, please revise the text to clarify between the older and new adviser so that it does not have multiple meanings.

Response #3

The Registrant has revised the disclosure throughout the proxy materials and clarified the term “Adviser” in response to your comment. The proxy materials now reflect the terms “Old Adviser” and “New Adviser” to clarify the difference between the old and new entity.

Comment #4

In the letter to shareholders you state, “As part of the consideration for the Transaction, PHI has an option to take a 7.5% membership interest in the Adviser.” Please revise the text to clarify the consideration that PHI received. Here it says “as part of the consideration,” is that the totality or was more received.

Response #4

The Registrant has revised the disclosure as follows in response to your comment:

The full consideration for the Transaction includes: (a) cash consideration paid to PHI at the Closing; (b) payment to PHI of a small share of revenue (based on an agreed upon formula) declining as a percentage year-over-year and terminating at the end of 2018; and (c) the grant of an option to PHI to purchase a 7.5% interest in the New Adviser at a future date.

Comment #5

Please confirm to the SEC Staff supplementally why the conversion from the Illinois Corp. to the Delaware LLC was required. Please also confirm to the SEC Staff that in relation to that action no shareholder vote was required.

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Response #5

As disclosed in the letter to shareholders and in the proxy materials, the conversion to the Delaware LLC allows the management team to invest in the New Adviser through one or more LLCs under their control. Further, the Old Adviser converted to an LLC in order to allow other LLCs to invest in the New Adviser as S Corporations generally only permit natural person owners. Additionally, Illinois does not permit conversions of corporations into LLCs, whereas Delaware allows foreign corporations to convert to Delaware LLCs. Additionally, the Registrant confirms that in relation to these actions no shareholder vote was required.

Comment #6

Please update the disclosure with respect to PAM LLC’s current capital structure. Please update as to what has transpired throughout the document. Please note Item 22(c)(7) of Schedule 14A.

Response #6

As described throughout the documents, the New Adviser is 60% owned by Peak View Capital (“Peak View”) with the balance owned by Alan Konn (either directly or through an investment vehicle controlled by Mr. Konn). Peak View is an investment vehicle currently owned 80% by John Reese and 20% by David Schink, and Mr. Reese is its managing member. The Registrant confirms that no disclosure is required pursuant to Item 22(c)(7).

Comment #7

In the letter to shareholders you state, “The New Advisory Agreement is similar in all material respects to the Old Advisory Agreement and the Interim Agreement, except for date of execution, effectiveness and term.” Throughout the document please revise to state that the agreements are identical and explain any material differences if they are any. The SEC Staff asks that the Registrant use the term identical. Please see Item 22(c)(8) in making those revisions.

Response #7

The Registrant has revised the disclosure as follows throughout the document in response to your comment:

The New Advisory Agreement is identical to the Old Advisory Agreement and the Interim Agreement, except for date of execution, effectiveness and term.

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Comment #8

Please add a separate heading explaining their shareholders the revocation rights. Please explain all the methods that shareholders would be afforded to revoke their proxies. See Schedule 2 of Schedule 14A.

Response #8

The Registrant notes that shareholders may revoke their proxy by mail, telephone or in person and has added the following disclosure in response to your comment:

Revocability of Proxies

The presence of a shareholder at the Meeting will not automatically revoke such shareholder’s proxy. A shareholder may, however, revoke a proxy at any time prior to its exercise by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to: PCS Commodity Strategy Fund c/o Gemini Fund Services, LLC, 80 Arkay Drive, Suite 110, Hauppauge, NY 11788, by calling 1-800-361-2782 or by attending the Meeting and voting in person. All valid, unrevoked proxies will be voted at Meeting.

Comment #9

Please consider including a question and answer section to explain to shareholders what they are being asked to consider.

Response #9

The Registrant has added and question and answer section in response to your comment. Please see the added disclosure below:

IMPORTANT INFORMATION TO HELP YOU UNDERSTAND AND VOTE ON THE PROPOSAL

While we strongly encourage you to read the full text of the enclosed Proxy Statement, we are also providing you with a brief overview of the subject of the shareholder vote. Your vote is important.

QUESTIONS AND ANSWERS

Q. What is happening?

A. A. As described in the attached Notice and Proxy Statement, Price Asset Management, Inc. (the “Old Adviser”) served as the investment adviser to the PCS Commodity Strategy Fund (the “Fund”), a series of Northern Lights Fund Trust II (the “Trust”) and was responsible for the day-to-day management of the Fund’s assets. The Old Adviser was indirectly wholly-owned and controlled by the Price Holdings, Inc. Employee Stock Ownership Trust (“PHI”). At a meeting held on December 16, 2015, the Old Adviser advised the Board of Trustees (the “Board”) of the

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Trust that it had entered into an agreement pursuant to which it would be primarily acquired, directly, or through controlled entities, by three of the Fund’s portfolio managers, John Reese, David Schink, and Alan Konn (the “Transaction”). The Transaction closed on December 24, 2015 (the “Closing”). Immediately prior to closing of the Transaction, the Old Adviser converted from an Illinois corporation to a Delaware limited liability company (“LLC”), which allowed the management team to invest in the New Adviser (as defined below) through one or more LLCs under their control. The resulting entity is Price Asset Management, LLC (“PAM LLC” or the “New Adviser”). As of December 24, 2015, the New Adviser is 60% owned by Peak View Capital (“Peak View”) with the balance owned by Alan Konn (either directly or through an investment vehicle controlled by Mr. Konn). Peak View is an investment vehicle currently owned 80% by John Reese and 20% by David Schink, and Mr. Reese is its managing member.

The Transaction resulted in an assignment and termination of the existing advisory agreement, dated April 24, 2014, between the Trust, on behalf of the Fund, and the Old Adviser (the “Old Advisory Agreement”). In anticipation of the Transaction and these related events, the Board approved a new advisory agreement between the Trust, on behalf of the Fund, and the New Adviser (the “New Advisory Agreement”) and an interim advisory agreement (the “Interim Agreement”) at the December 16, 2015 meeting. The Interim Agreement, allows the New Adviser to continue to serve as the adviser to the Fund due to the termination of the Old Advisory Agreement. The Interim Agreement is effective for 150 days from the date of termination of the Old Advisory Agreement, or until the New Advisory Agreement is approved by shareholders. Approval of the New Advisory Agreement will not raise the fees paid by the Fund or the Fund’s shareholders. The New Advisory Agreement is identical to the Old Advisory Agreement and the Interim Agreement, except for date of execution, effectiveness and term. The effective date of the New Advisory Agreement will be the date shareholders approve the New Advisory Agreement anticipated to be April 8, 2016. Additionally, the fee waiver/expense reimbursement arrangement in place between the Old Adviser and the Fund will remain unchanged and will extend to December 31, 2016.

The Fund’s investment objective or investment strategies have not changed as a result of the Transaction, and the investment advisory personnel of the Old Adviser who provide services to the Fund are expected to continue to do so under the Interim Agreement and, if approved by shareholders, under the New Advisory Agreement.

The composition of the Board of Trustees of the Trust will not be changed as a direct result of the New Advisory Agreement, and the Board of Trustees will continue to make decisions regarding the independent accountants, custodian, administrator, distributor and transfer agent of the Fund. No changes are being proposed to these existing service providers at this time.

Q. What proposal am I being asked to vote on?

A. At the Meeting, you will be asked to vote on the proposal below, and to transact any other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof:

1. 1. To approve a new investment advisory agreement by and between the Trust and Price Asset Management, LLC (the “New Advisory Agreement”), the investment adviser to the Fund. No fee increase is proposed.

Q. Why are you sending me this information?

A. You are receiving these proxy materials because you own shares in the Fund and have the right to vote on this very important proposal concerning your investment.

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Q. How will the Transaction or the approval of the New Advisory Agreement affect me as a Fund shareholder?

A. The Fund and its investment objectives will not change as a result of the completion of the Transaction or the approval of the New Advisory Agreement, and you will still own the same shares in the Fund. The terms of the New Advisory Agreement are identical to the Old Advisory Agreement except for date of execution, effectiveness and term. The advisory fee rates charged to the Fund will remain the same as under the current Interim Agreement and the Old Advisory Agreement. If approved by the shareholders, the New Advisory Agreement will have an initial two-year term and will be subject to annual renewal thereafter. The portfolio managers who currently manage the Fund are expected to continue to manage the Fund under the New Advisory Agreement. Additionally, the operating expense limitation agreement in place between the Old Adviser and the Fund will remain unchanged and will extend to December 31, 2016. The composition of the Board of Trustees of the Trust will not be changed as a direct result of the New Advisory Agreement, and the Board of Trustees will continue to make decisions regarding the independent accountants, custodian, administrator, distributor and transfer agent of the Fund. No changes are being proposed to these existing service providers at this time.

Q. Will the Fund’s name change?

A. No. The Fund’s name will not change.

Q. Has the Board of Trustees approved the New Advisory Agreement and how do the Trustees of the Fund recommend that I vote?

A. The Board of Trustees unanimously approved the New Advisory Agreement at a meeting held on December 16, 2015, and recommends that you vote FOR the proposal.

Q. Who will bear the costs related to this proxy solicitation?

A. All costs of this proxy will be paid by the New Adviser and not by the Fund or its shareholders.

Q. Who is entitled to vote?

A. If you owned shares of the Fund as of the close of business on February __, 2016 (the “Record Date”), you are entitled to vote.

Q. When and where will the Meeting be held?

A. The Meeting will be held at the offices of Gemini Fund Services LLC, the Trust’s administrator, at 80 Arkay Drive, Suite 110, Hauppauge, NY 11788, on April 8, 2016 at 10:00 a.m., Eastern Time.

Q. How do I vote my shares?

A. For your convenience, there are several ways you can vote:

By Mail: Vote, sign and return the enclosed proxy card(s) in the enclosed self-addressed, postage-paid envelope;

By Telephone: Call the number printed on the enclosed proxy card(s); or

In Person: Attend the Meeting as described in the Proxy Statement.

Q. What vote is required to approve the proposal?

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A. Approval of the New Agreement requires the affirmative vote of a “majority of the outstanding voting securities” of the Fund, which, under the 1940 Act, means an affirmative vote of the lesser of (a) 67% or more of the shares of the Fund present at the Meeting or represented by proxy if the holders of more than 50% of the outstanding shares are present or represented by proxy, or (b) more than 50% of the outstanding shares.

Q. What happens if I sign and return my proxy card but do not mark my vote?

A. Your proxy will be voted in favor of the proposal.

Q. May I revoke my proxy?

A. You may revoke your proxy at any time before it is exercised by giving notice of your revocation to the Fund in writing or by phone. You may also revoke your proxy by attending the Meeting, requesting the return of your proxy and voting in person.

Q. How can I obtain a copy of the Fund’s annual or semi-annual report?

A. If you would like to receive a copy of the latest annual or semi-annual report(s) for the Fund, please call (toll-free) 1-844-828-3242, or write to 17605 Wright Street, Omaha, NE 68130. The reports will be furnished free of charge.

Q. Whom should I call for additional information about this Proxy Statement?

A. If you need any assistance, or have any questions regarding the proposal or how to vote your shares, please call (toll-free) 1-844-828-3242.

Summary of the Proposal—Background

Comment #10

As a result of the Transaction, will there be any other changes to the Fund’s service providers. If so, please add that. You may include that in the Q&A for example.

Response #10

The Registrant confirms that there will be no other changes to the Fund’s service providers as a result of the Transaction. The Registrant has explained that to shareholders in the Q&A disclosure, please see response to Comment #9 above.

Background—The Investment Advisory Agreement

Comment #11

Please consider adding a table comparing the New and Old Advisory Agreements.

U.S. Securities and Exchange Commission February 10, 2016 Page 8

Response #11

The Registrant believes the current disclosure is sufficient and that a table is not necessary as the Agreements are identical. Rather, Registrant believes that a table would be more confusing for shareholders in this case. In response to your comment, however, the Registrant has added disclosure throughout the document clarifying that the New Advisory Agreement is identical to the Old Advisory Agreement and the Interim Agreement, except for date of execution, effectiveness and term. Please also see the response to Comment #7.

Comment #12

In this section you state, “Under the Old Advisory Agreement, the aggregate fee paid to the Adviser before waivers or reimbursements for the Fund’s most recent fiscal year ended August 31, 2015 was $15,292, the expense reimbursement was $255,847 and the net advisory fee was $0.” We suggest revising the disclosure to address the expense limitation agreement with its own heading and explain what actually happened with respect to this reimbursement.

Are the shareholders going to receive any benefit from the expense limitation at its current levels and did Board consider it? If the Board gave consideration to it, please add to the Board consideration disclosure.

Response #12

The Registrant has revised the disclosure as follows in response to your comment:

Under the Old Advisory Agreement, the aggregate fee paid to the Old Adviser before waivers or reimbursements for the Fund’s most recent fiscal year ended August 31, 2015 was $15,292, the expense reimbursement was $255,847 (this was pursuant to the Old Expense Limitation Agreement, please see the discussion under the heading, “Expense Limitation Agreement” below) and the net advisory fee was $0.

The Registrant has further revised the disclosure as follows:

Expense Limitation Agreement

Pursuant to a separate operating expense limitation agreement (the “Old Expense Limitation Agreement”), the Old Adviser had contractually agreed to waive its fee and reimburse the Fund’s expenses so that total annual operating expenses for the Fund (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation) do not exceed 1.35%, 2.10%, 1.10%, 1.35% and 1.60% of the Fund’s

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average net assets, for Class A. Class C, Class I shares, Class N and Class R shares, respectively, through December 31, 2015. For the Fund’s most recent fiscal year ended August 31, 2015, the expense reimbursement was $255,847. The New Adviser has entered into a new operating expense limitation agreement (the “New Expense Limitation Agreement”) that is identical to the Old Expense Limitation Agreement except that the expense caps would be extended by a year to December 31, 2016. Under the New Expense Limitation Agreement, the New Adviser is permitted to seek reimbursement from the Fund, subject to limitations, for fees it waived and Fund expenses it paid. The New Adviser is permitted to receive reimbursement of any excess expense payments paid by it pursuant to the Old Expense Limitation Agreement or New Expense Limitation Agreement in future years on a rolling three year basis (three years from when the expense was incurred), as long as the reimbursement does not cause the Fund’s annual operating expenses to exceed the expense cap. The New Adviser’s ability to recoup waived fees or reimbursed expenses is only permissible if the Fund is able to make the repayment without exceeding the expense limitation that was in effect at the time the fee waiver or expense reimbursement occurred or that are in effect at the time of the repayment, whichever is lower. Please refer to Appendix B for a copy of the New Expense Limitation Agreement.

Further, the Registrant confirms that the Board did consider the benefits of the expense limitation agreement. Accordingly, the Registrant has further revised the disclosure as follows:

Fees and Expenses. As to the costs of the services to be provided by the New Adviser, the Board reviewed and discussed a comparison of the Fund’s advisory fee and overall expense ratio to a peer group of funds constructed by the New Adviser with similar investment objectives and strategies. The Board reviewed the contractual arrangements for the Fund noting that the New Adviser proposed to charge the Fund an advisory fee at an annual rate of 0.79% based on the average net assets of the Fund in both the Interim Agreement and New Advisory Agreement, which is the same fee as was charged by the Old Adviser under the Old Advisory Agreement. Additionally, the Board reviewed the New Expense Limitation Agreement noting that the New Adviser had agreed to waive or limit its advisory fee and/or reimburse expenses at least until December 31, 2016, extending the Fund’s current expense limitation by a year, in order to limit net annual operating expenses, exclusive of certain fees, so as not to exceed 1.35%, 2.10%, 1.10%, 1.35% and 1.60% of the average net assets for Class A, Class C, Class I, Class N and Class R shares, respectively, and found such arrangements to be beneficial to shareholders. It was the consensus of the Board that, based on the New Adviser’s experience and expertise, and the services to be provided by the

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New Adviser to the Fund, the advisory fee to be charged by the New Adviser was reasonable and that the extension of the Fund’s current expense limitation under the New Expense Limitation Agreement would be beneficial to shareholders.

Comment #13

In the stand alone section regarding the expense limitation agreement, please clarify the Adviser’s ability to recoup waived expense is only permissible if the Fund is able to make the repayment without exceeding the expense limitation that was in effect at the time the expense were waived and that are in effect at the time of the repayment.

Response #13

The Registrant has revised the disclosure in response to your comment, please see the response to Comment #12 above.

Comment #14

In the discussion regarding the expense limitation agreement, please clarify what you mean by a rolling three year basis.

Response #14

The disclosure tracks the language of both the Old and New Expense Limitation Agreement and means that the Adviser may not recoup expenses more than three years from the date that the expense was incurred. Please see the revised disclosure in the response to Comment #12 above.

Comment #15

Please note that the expense limitation agreement will have to be filed as an exhibit to the Fund’s proxy statement.

Response #15

We acknowledge that the expense limitation agreement will have to be filed as an exhibit to the Fund’s proxy statement.

Interim Agreement

Comment #16

In this section you state, “(5) the interim contract contains the same provisions as the previous contract with the exception of effective and termination dates, provisions

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required by Rule 15a−4 and other differences determined to be immaterial by the Fund’s Board.” Please explain supplementally what you mean by “other differences.”

Response #16

The term “other differences” tracks the exact language of Rule 15a-4 which provides, “The interim contract contains the same terms and conditions as the previous contract, with the exception of its effective and termination dates, provisions governed by paragraphs (b)(2)(i), (b)(2)(iv), and (b)(2)(vi) of this section, and any other differences in terms and conditions that the board of directors, including a majority of the directors who are not interested persons of the fund, finds to be immaterial.” The disclosure that the SEC Staff refers to is a summary of Rule 15a-4 and its provisions. In this case, the terms of the Interim Advisory Agreement are identical in all material respects to the terms of the Old Advisory Agreement, except for the effective date, termination date and fee escrow provisions. The compensation payable to the New Adviser under the Interim Advisory Agreement is no greater than what the Old Adviser would have received under the Old Advisory Agreement. There are no other differences and the Registrant has therefore added the following disclosure in response to your comment following the summary of Rule 15a-4:

Under the Interim Agreement, the advisory fees earned by the New Adviser during this interim period will be held in an interest-bearing escrow account. Fees that are paid to the escrow account, including interest earned, will be paid to the New Adviser if the Fund shareholders approve the New Advisory Agreement within 150 days of the date of the Interim Agreement. If shareholders of the Fund do not approve the New Advisory Agreement within 150 days of the date of the Interim Agreement, then the New Adviser will be paid, out of the escrow account, the lesser of: (1) any costs incurred in performing the Interim Agreement, plus interest earned on the amount while in escrow; or (2) the total amount in the escrow account, plus interest.

The terms of the Interim Agreement are identical in all material respects to the terms of the Old Advisory Agreement, except for the effective date, termination date and fee escrow provisions and the compensation payable to the New Adviser under the Interim Agreement is no greater than what the Old Adviser would have received under the Old Advisory Agreement.

Comment #17

Please add disclosure explaining Rule 15a-4(b)(2)(vi)(C) which requires funds to be held in an escrow account and compensation received under an interim contract to be

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no greater than the compensation the adviser would have received under the previous contract.

Response #17

The Registrant has revised the disclosure in response to your comment. Please see the response to Comment #16 above.

Evaluation by the Board of Trustees

Comment #18

Please confirm to the SEC Staff that the proxy statement satisfies all of the requirements of Item 22(c)(11) of Schedule 14A.

Response #18

The Registrant confirms to the SEC Staff that the proxy statement includes all that is required by Item 22(c)(11) of Schedule 14A.

Comment #19

Please revise the Evaluation by the Board of Trustees section to include any undue burden findings by the Board, see section 15(f) of the 1940 Act.

Response #19

The Registrant has added the following disclosure in response to your comment:

Section 15(f) of the 1940 Act. The Board also determined that the conditions of Section 15(f) of the 1940 Act were applicable to the Transaction. The Board reviewed the conditions of Section 15(f) and determined that the following conditions would be complied with after the Transaction is approved by shareholders: first, for a period of three years after closing of the Transaction, at least 75% of the Board members of the Trust cannot be “interested persons” (as defined in the 1940 Act) of the New Adviser or the Old Adviser; and, second, an “unfair burden” must not be imposed upon the Fund or the shareholders as a result of the Transaction or any express or implied terms, conditions or understandings applicable thereto. The Board considered that, consistent with the first condition of Section 15(f), neither the New Adviser nor the Board was aware of any plans to alter the structure of the Board following the Transaction. Further, the Board committed to ensuring that at least 75% of the Trustees would not be “interested persons” of the New Adviser or the Old Adviser for a period of three years after the Transaction. With respect to the second condition, the Board considered that the New Advisory Agreement and Old Advisory Agreement and New Expense Limitation Agreement and Old Expense Limitation Agreement are identical in all respects except for date of execution, effectiveness and term and that the portfolio managers and service providers for the Fund will all remain the same.

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Additionally, the Board noted that the New Adviser had agreed to bear all of the costs associated with the Transaction and, therefore, shareholders of the Fund would not bear any such costs. Finally, the Board noted that that the New Adviser did not and would not receive any fees from the Fund except for advisory services. Accordingly the Board concluded that the Transaction does not impose an unfair burden on the Fund or its shareholders.

Comment #20

Under the heading, “Nature, Extent and Quality of Services,” the disclosure states, “The Board specifically noted that the Transaction would provide additional resources to the Adviser that could potentially benefit the Fund.” Please clarify what those additional resources are and how they may potentially benefit the Fund.

Response #20

The Registrant has added the following disclosure in response to your comment:

The Board specifically noted that the Transaction would provide additional resources to the New Adviser that could potentially benefit the Fund. The Board considered that as a part of the Transaction, the management team of the New Adviser has committed to provide capital support to the New Adviser to invest in operations, to develop and support marketing activities, and to ensure that the New Adviser has capital levels adequate to meet current and expected financial commitments.

Comment #21

Under the sub-heading, “Fees and Expenses,” please confirm to the SEC Staff that disclosure is not required under Paragraph (c)(13) or (14) of Item 22 of Schedule 14A or revise the text accordingly.

Response #21

The Registrant confirms to the SEC Staff that that disclosure is not required under Paragraph (c)(13) or (14) of Item 22 of Schedule 14A.

Comment #22

Please add disclosure regarding the Board’s consideration of the expense limitation agreement and the Board’s consideration of fees waived or recouped under the old advisory agreement (the carryover of that reimbursed amount).

Response #22

Please see response to Comment #12 above.

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Other Information—Cost of Solicitation

Comment #23

Will there be any reimbursement by the Trust, if so, please disclose.

Response #23

The Registrant confirms that there will not be any reimbursement by the Trust.

Other Information—Other Mattes

Comment #24

Please confirm that any agreement relevant to the shareholder’s consideration of the proxy statement will be filed as an exhibit to the proxy statement.

Response #24

The Registrant confirms all agreements relevant to the shareholder’s consideration of the proxy statement will be filed as an exhibit to the proxy statement.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement and the Definitive Proxy Statement on Schedule 14A; (ii) comments of the staff of the U.S. Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3685.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell